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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUES UNDER SECTION 12(B)
                     OR 12(G) OF THE SECURITIES ACT OF 1934


                             FULL POWER GROUP, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


               FLORIDA                               34-1856165
    ------------------------------        ------------------------------------
    (State or Other Jurisdiction of        (I.R.S. Employer Identification No.)
    Incorporation or Organization)

   14650 DETROIT AVENUE, SUITE 313, LAKEWOOD, OHIO                44107
   ------------------------------------------------           --------------
      (Address of Principal Executive Offices)                  (Zip Code)


                                  (216) 227-9835
                          -----------------------------
                           (Issuer's Telephone Number)


Securities to be registered under Section 12(b) of the Act:

         Title of Each Class                   Name of Each Exchange on Which
         to be so Registered                   Each Class is to be Registered
         -------------------                   ------------------------------

  -------------------------------              --------------------------------


  -------------------------------              --------------------------------


Securities to be registered under Section 12(g) of the Act:

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
              ----------------------------------------------------
                                (Title of Class)

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                                       -1-


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                                TABLE OF CONTENTS
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
PART I   .........................................................................................................4
         Item 1.  Description of Business.........................................................................4
                  General Description and Development of Business.................................................4
                  Principal Products and Services.................................................................6
                  Distribution Methods............................................................................6
                  Status of Publicly Announced New Products or Services...........................................6
                  Markets and Competition.........................................................................6
                  Marketing Licenses in California................................................................8
                  Principal Suppliers.............................................................................9
                  Dependence on Customers........................................................................10
                  Patents and Trademarks.........................................................................10
                  Government Regulation..........................................................................10
                  Research and Development.......................................................................12
                  Compliance with Environmental Laws.............................................................12
                  Employees......................................................................................12
         Item 2.  Management Discussion and Analysis or Plan of Operation........................................12
                  Introduction...................................................................................12
                  Forward-Looking Statements.....................................................................13
                  Nine Months Ended September 30, 1999 Compared to
                           Nine Months Ended September 30, 1998..................................................14
                  Potential Fluctuations in Quarterly Results....................................................16
                  Liquidity and Capital Resources................................................................16
         Item 3.  Description of Property........................................................................17
         Item 4.  Security Ownership of Certain Beneficial Owners and Management.................................17
         Item 5.  Directors, Executive Officers, Promoters and Control Persons...................................18
         Item 6.  Executive Compensation.........................................................................19
                  Compensation Table.............................................................................19
                  Compensation of Directors......................................................................20
                  Employment Contracts and Change-in-Control Arrangements........................................20
         Item 7.  Certain Relationships and Related Transactions.................................................20
         Item 8.  Description of Securities......................................................................21
                  Common Stock...................................................................................21
                  Preferred Stock................................................................................22

PART II  ........................................................................................................23
         Item 1.  Market Price of and Dividends on the Company's Common Equity
                           and Other Shareholder Matters.........................................................23
                  Market Information.............................................................................23
                  Price Range of Common Stock....................................................................23
                  Number of Shareholders.........................................................................24
                  Dividends......................................................................................24
         Item 2.  Legal Proceedings..............................................................................24
         Item 3.  Changes in and Disagreements with Accountants..................................................25

                                       -2-

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         Item 4.  Recent Sales of Unregistered Securities........................................................25
         Item 5.  Indemnification of Directors and Officers......................................................27

PART F/S ........................................................................................................28
         Audited Consolidated Financial Statements as at December 31, 1998.......................................29
         Unaudited Consolidated Financial Statements as at September 30, 1999....................................40

PART III ........................................................................................................51
         Items 1 and 2.  Index to and Description of Exhibits....................................................51

SIGNATURES.......................................................................................................53
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                                       -3-

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                                     PART I

         Full Power Group, Inc. (the "Company"), a development stage company, has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The primary purpose for this registration is to maintain the Company's trading status on the Over-the-Counter Bulletin Board ("OTCBB") maintained by the National Association of Securities Dealers, Inc. ("NASD"). Under current NASD rules, a company must be a reporting company under the Exchange Act in order to remain listed on the OTCBB. See "Market Information" in Part II, Item 1 below.

         This registration statement contains forward-looking statements including statements regarding, among other things, the plans and objectives of the Company for future operations and anticipated trends in the Company's business. These forward-looking statements are subject to a number of risks and uncertainties that are beyond the Company's control. Actual results could differ materially from these forward-looking statements as described under "Forward-Looking Statements" in Part I, Item 2 below.

ITEM 1.       DESCRIPTION OF BUSINESS

         GENERAL DESCRIPTION AND DEVELOPMENT OF BUSINESS.

              The Company is a "startup" or "development stage company" that has been formed to take advantage of the current trend toward deregulation of power industries in various states across the nation. The Company is still in the development stage and has not yet commenced any significant business operations.

              The Company was incorporated under the laws of the State of Florida in May 1997 under the name "Worldwide Dental Distribution Corp." The Company was originally formed to engage in the business of purchasing and distributing dental equipment. However, the Company never developed or commenced operations in that business. The Company's charter was administratively dissolved by the State of Florida in September 1999 due to an inadvertent failure to file its annual report for 1998. The Company intends to take all necessary action to have its corporate charter reinstated as soon as practicable.

              Full Power Corporation, an Ohio corporation ("FPC"), was incorporated under the laws of the State of Ohio in February 1998. FPC was formed to take advantage of potentially profitable opportunities presented by the restructuring of the nation's electric utility industry and breakup of the franchise monopoly system that has been in effect for over 80 years. Just as deregulation in the natural gas and telecommunications industries created opportunity for entry level companies, there is now an unfolding market for power and related services.

              Originally, FPC intended to take advantage of California Assembly Bill 1890, which deregulated California's electric utility industry and permits California residents and businesses to choose their own electrical utility service providers, which may be either the utilities that generate the electricity or resellers of that electricity that are registered with the California Public Utilities

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Commission ("CPUC"). FPC obtained a license as a registered electrical service provider ("ESP") with the CPUC (registration no. 1308), which permits it to provide electric service to electric customers within California under the provisions of that state's laws and regulatory orders issued by the CPUC. However, for the reasons described below under the caption "Markets and Competition," the Company has elected not to commence business operations in the State of California at this time.

              In September 1998, FPC acquired for cash approximately 88% of the outstanding shares of common stock of the Company. At that time, the Company entered into a share exchange agreement with all of the shareholders of FPC, pursuant to which the shareholders of FPC exchanged all of the outstanding shares of common stock of FPC for 3,600,000 newly issued shares of common stock of the Company. As a result of the share exchange, the shareholders of FPC became the controlling shareholders of the Company, owning approximately 88% of the Company's outstanding common stock, and FPC became a wholly-owned subsidiary of the Company. The Company intends to conduct its operations exclusively through FPC and possibly other subsidiaries to be formed or acquired in the future.

              In April 1999, the Company caused its wholly-owned subsidiary, FPC, to enter into a line of credit and pledge agreement with All Power Corporation, a New York corporation ("All Power"), and Mr. John O'Brien, the sole shareholder of All Power. Under the terms of the line of credit and pledge agreement, the Company agreed to make available to All Power a line of credit facility in the aggregate principal sum of $250,000. All Power intends to use the funds to develop and commence operations as an independent power provider in the State of New York.

              In July 1999, FPC obtained a license to act as a Wholesale Electric Power & Energy Transactions Maker from the Federal Energy Regulatory Commission ("FERC") (docket no. ER99- 2540-000). The FERC license will allow FPC to purchase power from sources in any jurisdiction.

              In October 1999, FPC has filed an application with the Commonwealth of Pennsylvania to operate as an electric generation supplier in that state, which application is currently pending.

              The success of the Company's business will be largely dependent on the continued deregulation of the power industry and on its ability to raise the capital needed to commence business operations. Currently, only a few states permit the sale of power by independent providers other than public utility companies. By obtaining the FERC license to purchase and sell wholesale power, the Company has positioned itself to be able to sell power to residents and business in states other than California and Pennsylvania that adopt deregulation legislation. The Company is actively exploring the possibility of selling power to residents in other states that have or are in the process of deregulating their power industries, such as Illinois, Ohio, Pennsylvania and New York.

              The primary sources of the Company's revenues are expected to be from the resale of energy purchased on a wholesale basis, from the sale of other products and services to its customers and from the licensing of marketing territories to unaffiliated marketing companies.

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         PRINCIPAL PRODUCTS AND SERVICES.

              As of the date of this registration statement, the Company has no operations and no customers. However, as its principal products, the Company plans to purchase natural gas and electricity on a wholesale basis and resell it to customers in deregulated states at rates competitive with rates traditionally charged by large public utility companies.

              Currently, public utility companies charge most power consumers the same rate for power throughout the billing cycle regardless of the actual cost of the power to the utility company. The Company plans to develop a power rate structure that will vary according the actual cost of the power to the Company. The Company believes that its alternative power pricing schedule will be attractive to frugal consumers and may save them money on their power bills.

              In marketing power to customers, the Company also plans to offer a comprehensive package of products and services to earn additional revenue. These bundled products may combine electrical and/or natural gas service with telecommunication services, Internet access and web page support services, home and business security and/or appliance warranties.

         DISTRIBUTION METHODS.

              The Company has not begun marketing any products or services to consumers. The Company plans to market the products and services it is developing through commissioned sales personnel that work exclusively for the Company and through independent marketing organizations that will operate under guidelines to be established by the Company.

              In addition, the Company intends to advertise its products and services through a variety of media, such as commercials on radio and television, direct mail, facsimile broadcasts and newspaper advertisements, to differentiate it from competitors and to create general consumer awareness. The Company also plans to develop and maintain a strong Internet presence. The Company may also promote the sale of its products and services through the use of joint ventures, marketing licenses, endorsements and cooperative agreements.

         STATUS OF PUBLICLY ANNOUNCED NEW PRODUCTS OR SERVICES.

              The only publicly announced product or service that has not been completed is an Internet software application to assist the Company in providing the public with real-time quotes of power rates. All work on the design and implementation of the Internet software application has been temporarily terminated due to lack of funding. The Company intends to resume work on the Internet software application as soon as the Company is able to raise sufficient capital.

         MARKETS AND COMPETITION.

              The Company believes that, as energy consumers in California and other states acquire the ability to choose their own energy service providers and a truly competitive marketplace emerges, a percentage of those consumers will choose to select a provider different from their current

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provider. However, much depends on the methods chosen by the individual states to restructure their energy delivery and purchase systems and on what regulatory controls and restrictions they put in place.

              With the advent of energy markets opening across the United States, competition will be extensive in each of the geographical areas that the Company elects to serve. The markets for the Company's customers can be divided into three major segments: (1) large industrial customers; (2) small to medium-sized commercial customers; and (3) residential customers. While the Company intends to eventually target all customers, it plans to concentrate on small to medium-sized commercial customers.

              At present, the power market in the State of California is not yet truly accessible to the Company. The CPUC is in the process of implementing a four-year transition period to the new competitive market created by California's deregulatory legislation. The goal of the transition period is to make the industry fully competitive by 2002. It has become increasingly apparent that, while the enabling legislation and regulatory process have begun the restructuring of the existing monopoly utilities in California, technological difficulties and resistance on the part of the monopoly utilities to move expeditiously will preclude actual entry into the market for most ESPs, including the Company, until the end of this transition period. To date, most ESPs have not been successful in acquiring customers or generating sales because they are unable to compete with the large utility distribution companies on pricing. As of July 31, 1999, according to the CPUC's Energy Division, of the 301 registered ESPs in California, 32 (including the Company) were still active and 269 were either inactive, had been suspended or had their registrations canceled. Furthermore, of the 32 active ESPs, only 12 were actually providing residential or small commercial service.

              If and when the Company decides it can compete in the California power market, the Company would be competing for customers with such large public utility companies as San Diego Gas and Electric, Southern California Edison, Pacific Gas & Electric, Southern California Water Company, Pacificorp, Sierra Pacific Power and Kirkwood Gas and Electric Company as well as various other ESPs. The Company estimates that San Diego Gas and Electric, Southern California Edison and Pacific Gas & Electric provide power to approximately 75% of the power consumers in the State of California.

              In the Commonwealth of Pennsylvania, the Company believes it will encounter intense competition from large public utility companies and other electric generation suppliers operating in that state, including Total Gas & Electricity, Inc., ECONergy PA, Exelon Energy, Metromedia Energy, Inc., Utility.com, PowerChoice, PSEG Energy Technologies, ACN Energy, Inc. and NYSEG Solutions, Inc.

              In the event that it decides to enter the markets of other deregulated states in the future, the Company expects its major competitors to be affiliates of large public utility companies. As is expected to be the case in all states where the Company chooses to conduct business, most of the Company's competitors will have longer operating histories, greater name recognition, larger installed customer bases and substantially greater financial, technical, and marketing resources than

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the Company. There can be no assurance that the Company will be able to compete successfully in any particular state.

              While the Company's strategic business plan has been researched and thought out, there is no assurance that the plan, or the Company's products or services, will be accepted in or by the marketplace nor that, if it is accepted, demand will be sufficient to make the Company profitable. The Company cannot project with any certainty the outcome of its operations, and there are no assurances that the Company will operate profitably in either the near or long term.

              The Company will also be competing for highly qualified technical and managerial personnel. There can be no assurance that the Company will be able to compete successfully in recruiting qualified personnel.

              In addition, local, national, and international economic conditions may have a substantial adverse affect on the efforts of the Company. The Company cannot guarantee against the possible eventuality of any potential adverse economic conditions.

         MARKETING LICENSES IN CALIFORNIA.

              In October 1998, the Company entered into a marketing license agreement with an unaffiliated company, Courant Consulting, Inc. ("Courant"), pursuant to which Courant agreed to make payments to the Company in consideration for an exclusive license to market the Company's power in certain geographic territories in the State of California. Under the marketing license agreement, Courant had the right to sublicense its right to market the Company's power to other persons. In consideration of the marketing license agreement, Courant agreed to pay the Company a license fee in the total amount of $2,325,000.

              Courant subsequently entered into sublicense agreements with eight limited liability partnerships (collectively, the "Partnerships") that were not affiliated with the Company. In the sublicense agreements, Courant granted each Partnership the exclusive right to market power on behalf of the Company in one of twelve geographic areas in the State of California. The Partnerships agreed to use their best efforts to obtain customers for the Company in their designated geographical areas. In return, each Partnership was entitled to receive one-half of the net income derived by the Company from the sales developed by that Partnership.

              In June 1999, the principal of Courant suffered an unexpected serious illness that rendered him totally disabled and resulted in the cessation of Courant's business. Thereafter, the Company terminated the marketing license agreement and agreed that Courant would not be responsible for the payment of the remaining $1,311,076 balance of the license fee.

              Most if not all of the Partnerships have been unable to raise the capital necessary to finance their operations in marketing the Company's products and services to consumers in the State of California. As a result of this problem, the unexpected termination of the Company's license agreement with Courant and the inability of the Company and the Partnerships to compete with the larger utility companies in California during the transition phase of the CPUC's deregulation plan,

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the Company offered to repurchase the territorial marketing rights sublicensed by Courant and certain other cash assets from the Partnerships in exchange for shares, and warrants to purchase shares, of common stock of the Company that are subject to a two year restriction on transfer. As of the date of this registration statement, the Company has entered into asset purchase agreements with four of the Partnerships and is in various stages of negotiation with four additional Partnerships. See Part II, Item 4 under the caption "Recent Sales of Unregistered Securities."

         PRINCIPAL SUPPLIERS.

              The FERC license obtained by the Company will enable it to purchase power on a wholesale basis in any jurisdiction. When its customer base expands sufficiently in any particular market, the Company expects to issue a Request for Proposal ("RFP") to a small number of well known highly regarded companies who perform bulk purchasing functions and supply industry services. These companies are expected to have strong reputations and market presence in their respective fields, consistent with the Company intended strategy of partnering with industry leaders.

              If the Company is successful in raising sufficient capital to commence operations in California, the Company expects that its principal suppliers of power in that state will be San Diego Gas and Electric, Southern California Gas Company, Pacific Gas & Electric and Automated Power Exchange, Inc. The Company already has agreements with each of those sources of supply. The Company has also engaged UtiliSource to provide billing, collections and metering services for the Company in the State of California.

              If and when the Company commences operations in other states that have deregulated or are deregulating their power markets, the Company plans to enter into such supply agreements as it needs with power suppliers in those states. However, there can be no assurance that the Company will be able to enter into arrangements with any such suppliers on terms that are economically advantageous to the Company or its customers.

              The Company will be substantially dependent upon generators of electricity and suppliers of natural gas to provide adequate amounts of electricity and natural gas on a timely basis and at favorable terms. There can be no assurance that such suppliers will have sufficient electricity or natural gas to satisfy customer needs during any period of increased demand, or that the Company will not be subject to the risk of price fluctuations.

              Although the Company believes that good relations with power suppliers can be established, the loss of the services of any such supplier or substantial price increases by such supplier, in the absence of readily available alternative sources of supply, would have a material adverse effect on the Company. While the Company intends to contract in advance for its wholesale supplies at a known price, any failure or delay by such suppliers in providing electricity or natural gas to the Company on favorable terms could also adversely affect the Company's operating margins and the Company's ability to deliver its services on a timely and competitive basis.

         DEPENDENCE ON CUSTOMERS.

              At the present time, the Company does not have any customers. As soon as the Company raises sufficient capital to commence purchasing power, the Company will require a large customer base to remain operational and be profitable.

         PATENTS AND TRADEMARKS.

              The Company filed an application with the United States Office of Patents and Trademarks (the "PTO") for a "Full Power" service mark. In June 1999, the Company's application was denied by the PTO, and the Company is contemplating an appeal. No assurance can be given that the Company will be successful in obtaining the service mark or any other any trademarks or service marks, or that such marks, if obtained, will afford the Company any protection or competitive advantages.

              The Company intends to operate under the trade name "All Power Corporation" in the Commonwealth of Pennsylvania.

              The Company has not applied for any patents and does not intend to do so in the foreseeable future.

         GOVERNMENT REGULATION.

              The power industry is subject to a variety of federal, state and local laws, regulations and ordinances. The trend in governmental regulation of the power market is toward less government interference and increased competition. This trend is evidenced by the following:

              - In 1978, Congress enacted laws that allowed new entities to acquire generation facilities and to sell electricity to utilities. This was intended to accelerate commercial use of decentralized, small-scale power production, co-generation and energy conservation.

              - In May 1986, the FERC approved the first of a new type of buyers and sellers of electricity, known as power marketers.

              - In 1992, the Congress further strengthened competition by allowing utilities and other generators mandatory access to the transmission facilities of other utilities in order to foster the wholesale electricity trade.

              - As a natural result of the gradual deregulation in the generation segment of the electric industry, the FERC, as the governmental entity established to oversee the energy markets, authorized entities to buy and sell electricity on a wholesale basis.

              - At the federal level, the National Energy Policy Act of 1993 was designed to increase competition in the wholesale electric generation market by easing regulatory restrictions on producers of wholesale power and by authorizing the FERC to mandate access to electric transmission systems by wholesale power generators.

              - On April 24, 1996, the FERC began to accomplish this goal by issuing Orders 888 and 889, which encourage further wholesale competition.

              - As of June 30, 1996, 44 states and the District of Columbia (representing more than 88% of the nation's regulatory commissions) had started activities related to retail competition in the power industry in one form or another.

              - More recently, various legislative proposals on electric power restructuring have been introduced into the U.S. House of Representatives and the U.S. Senate. At least five bills were introduced in the 105th Congress, First Session, that attempted to mandate the deregulation of the electric industry on the state level; however, none of these bills passed in committee. Thus far in 1999, both the federal administration and members of both houses of Congress have initiated legislation regarding deregulation and restructuring of the electric industry. Fueled by different agendas, none of the efforts have yet to produce enabling legislation. No prediction can be made as to whether any of these bills, or any future proposed bills to deregulate the electric industry, will become law or, if they become law, what their final form or effect will be.

              - Since enabling federal legislation has been slow in coming, each of the states has been investigating restructuring and eventual deregulation of the regulated electric companies within its borders. At this time, the following 21 states have enacted restructuring legislation: Arizona, Arkansas, California, Connecticut, Delaware, Illinois, Main, Maryland, Massachusetts, Montana, Nevada, New Hampshire, New Jersey, New Mexico, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, Texas and Virginia. It is important to note that while they have enacted legislation, not all of these states have moved directly into the regulatory scope of program development, certification, consumer protection and coordinated electric grid development. Also at this time, the following three states have issued comprehensive regulatory orders, but have not taken legislative action:
                  Michigan, New York and Vermont. The remaining 26 states have not yet taken any action beyond some level of legislative or regulatory investigation.

              The Company is subject to a wide variety of federal and state laws and regulations. The Company is currently subject to regulation by both the FERC, which regulates the sale and marketing of power at the national level, and the CPUC, which regulates energy service providers in the State of California. The Company has also applied for a license to sell power in the Commonwealth of Pennsylvania, but that application is currently pending.

              In the event that the Company elects to apply for licenses to sell power in other states that permit the sale of power by independent providers other than public utility companies, the activities of the Company in those states would be subject to regulation by the applicable state regulatory authorities.

              The Company is also subject to various government regulations applicable to businesses in general, including but not limited to those regarding advertising.

         RESEARCH AND DEVELOPMENT.

              The Company initially developed its target marketing and segmentation through the use of consultants that have successfully conducted database research for other ESP firms. The Company is continuing to evaluate on an ongoing basis the potential for conducting business in various states that have or are in the process of deregulating their power industries.

              The Company has also expended funds for the development of an Internet software application to assist the Company in providing the public with real-time quotes of power rates. See "Status of Publicly Announced New Products or Services" above.

         COMPLIANCE WITH ENVIRONMENTAL LAWS.

              As a marketer of electricity and natural gas, the Company would not assume any of the responsibilities associated with environmental compliance laws or regulations. The Company may, indirectly, be impacted by the cost of environmental compliance by some of the power plants from which it purchases power, but the Company intends to retain the ability to seek other power sources if a power source is found to have substantial environmental problems.

         EMPLOYEES.

              Full Power currently has three full time employees. Consultants and specialized professional support in the legal, financial, and computer operations are retained contractually as needed.

              In March 1998, the Company engaged Dealer Support Group, Inc. ("DSG") to provide consulting services to the executive officers of the Company and FPC. In consideration of the services performed by DSG, the Company pays DSG a consulting fee of $8,000 per month. The term of the engagement is for a period of three years. DSG is owned and operated by Harvey Trifler.

ITEM 2.       MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         INTRODUCTION.

              The Company is a "startup" or "development stage company" with no operating history or revenues on which to base an evaluation of its business and prospects. To date, the Company has not purchased or sold any power or other services. In addition, the Company has no significant tangible assets or financial resources. The Company has operated at a net loss to date and will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until it is able to commence business operations.

              The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as the deregulated energy markets. Such risks for the Company include, but are not limited to, an evolving and unpredictable business model and the management of growth. To address these risks, the Company must, among other things, secure and increase its customer base, implement and successfully execute its business and marketing strategy, continue to develop and upgrade its technology, provide superior customer service, respond to competitive developments, and attract, retain and motivate qualified personnel. The Company's future profitability depends in large measure on consumer acceptance of the Company as an attractive alternative to its competitors as a supplier of electricity, natural gas and/or other bundled products and services.

              In addition, there can be no assurance that the Company will be able to supply energy service at a reasonable cost, that the Company will be able to price its services competitively or, if priced competitively, that the Company will be able to achieve margins sufficient to allow it to achieve profitability. The Company believes that its success will depend in large part on its ability to (1) extend its brand position, (2) provide its customers with value, and (3) achieve sufficient sales volume to realize economies of scale.

              Accordingly, the Company needs to invest heavily in marketing and promotion, technology and operating infrastructure development and personnel. The Company also needs to offer attractive pricing programs, which will reduce its gross margins. Because the Company must have relatively low gross margins to be competitive, achieving profitability given planned investment levels depends upon the Company's ability to generate and sustain substantially increased revenue levels. As a result, the Company believes that it will incur substantial operating losses for the foreseeable future, and that the rate at which such losses will be incurred may increase significantly from current levels. There can be no assurance that the Company will ever be profitable.

         FORWARD-LOOKING STATEMENTS.

              This registration statement contains forward-looking statements. Forward-looking statements are statements other than historical information or statements of current condition. When used in this registration statement, words such as "anticipate," "believe," "estimate," "except" and, depending on the context, "will" and similar expressions are intended to identify forward-looking statements.

              The forward-looking statements in this registration statement relate to the plans and objectives of the Company for future operations and are based on management's beliefs as well as assumptions made by, and information currently available to, management. In light of the risks and uncertainties inherent in all future projections, the inclusion of the forward-looking statements should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. Many factors could cause the Company's actual results to differ materially from those in the forward-looking statements, including but not limited to the following:

              - the fact that the Company is a "start-up" or "development stage" company with an uncertain ability to develop into a successful or profitable business;

              - uncertainties in the newly-deregulated markets for energy in various states and regulatory requirements affecting the Company's ability to conduct business in those markets;

              - the Company's ability to form strategic relationships with energy suppliers, distributors and sales and marketing companies;

              - the Company's failure to develop, distribute and administer competitive products and services in a timely, cost-effective manner;

              - the Company's ability to convince large numbers of consumers to purchase electricity, natural gas and/or other bundled services through the Company;

              - the ability of the Company to maintain and manage rapid growth of its operations and marketing efforts;

              -   business conditions and competition in the industry;

              - the Company's ability to finance its proposed activities and expansion through the sale of stock or otherwise; and

              - the costs of defending litigation and the risk of unanticipated material adverse outcomes in such litigation, including investigations pending before the Securities and Exchange Commission and certain state regulators.

              If any of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. The foregoing list of important factors is not exhaustive should be read in conjunction with other cautionary statements in this registration statement. The Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

       NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998.

              REVENUES. The primary sources and potential sources of revenue for the Company will be the sale of power. Revenues are recognized as earned. The Company has not yet earned any revenue from the sale of power or any other products or services, and needs capital to purchase power and to implement its marketing program. Revenues for the nine month period ended September 30, 1999 were $348,750 as compared to no revenue for the nine period ended September 30, 1998. The increase in revenues was due to the receipt of license fees relating to the California market. The Company did not have any sales of power during this period. The Company is a development stage company and comparisons and trends at this time may not be a meaningful indication of the Company's business prospects. In 1998, the Company was primarily focused on establishing itself as an ESP in California.

              EXPENSES AND INCOME OR LOSS. The Company's expenses are generally comprised of selling expenses, and general and administrative costs. Expenses were $426,863 for the nine month period ending September 30, 1999 as compared to $1,153,001 for the nine month period ending September 30, 1998. Substantially higher expenses in the nine months ended September 30, 1998 primarily resulted from greater expenditures by the Company to establish its capability to be an ESP in California, including but not limited to the costs of obtaining the necessary regulatory licenses and establishing the marketing license for the California market. The net loss for the nine month period ended September 30, 1999 was $71,590 compared to net income of $1,153,001 for the nine month period ended September 30, 1998. The substantial decrease in net loss primarily reflects an increase in revenue to the Company from marketing license fees and decreases in selling, general and administrative expenses.

              STATEMENT OF CASH FLOWS. The Company's statement of cash flows for the nine months ended September 30, 1999 reflects that operating activities during that period utilized cash of $320,550 as compared to $17,118 of cash utilized during the comparable nine month period in 1998. The increase in the use of cash flows from operating activities during the nine months ended September 30, 1999 resulted from the reduction of cash funds realized from deferred license fees compared to the nine month period ended September 30, 1998. The cash provided by financing activities for the nine months ended September 30, 1999 was $479,327 compared to $57,000 provided by financing activities for the nine months ended September 30, 1998. The cash used by investing activities for the nine months ended September 30, 1999 was $125,000 compared to no cash used or provided by investing activities for the nine months ended September 30, 1998. The higher utilization of cash for investing during 1999 versus 1998 primarily reflects a loan made to the Company's president.

              GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses consist primarily of costs associated with finance and accounting, human resources, management compensation, consulting fees, legal expenses, and office operations. General and administrative expenses during the nine months ended September 30, 1999 were $52,476 compared to $943,677 during the nine months ended September 30, 1998. These expenses decreased substantially for the nine months ended September 30, 1999 compared to the nine months ended September 30, 1998 primarily because of a substantial decrease in legal and other professional services expenses incurred in connection with the California marketing license and in establishing the Company's general operations. The Company expects general and administrative expenses to increase in future periods as the Company's operations expand.

              INCOME TAXES. No provision for federal or state income taxes has been recorded as the Company has incurred net operating losses during all reporting periods.

         POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS.

              As a result of the Company's lack of an operating history and the emerging nature of the market in which it competes, the Company is unable to accurately forecast its revenues. The Company's current and future expense levels are based largely on its investment plans and estimates of future revenues. Sales and operating results generally depend on the volume of, timing of and ability to fulfill orders received, which are difficult to forecast. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues. Accordingly, any significant shortfall in revenues in relation to the Company's planned expenditures would have an immediate adverse effect on the Company's business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions that could have a material adverse effect on its business, prospects, financial condition and results of operations. Due to these factors, the Company is still a development stage company, and the market price of the Company's common stock would likely be materially and adversely affected.

         LIQUIDITY AND CAPITAL RESOURCES.

              The Company is considered to be in the development stage as defined in the Statement of Financial Accounting Standards ("FASB") No.7. The Company does not have adequate capital to fund its business and needs to raise additional capital or financing to purchase power and to implement any marketing programs. As noted in the notes to the Company's financial statements, the Company may not be able to continue as a going concern if it does not obtain additional funds. Management believes it will be able to satisfy its cash requirements through a combination of debt financing and/or sales of equity through private placements during the next twelve months. However, there can be no assurance that the Company will be able to raise the financing required.

              The Company's operating activities used net cash for the nine months ended September 30, 1999 of $320,550 as compared to $17,118 of cash utilized during the nine months ended September 30, 1998.

              The Company's financing activities have primarily consisted of the private sale of shares of its common stock. From January 1, 1998 through September 30, 1999, the Company raised $544,477 through such sales of common stock.

              As of September 30, 1999 and September 30, 1998, the Company had cash and cash equivalents of approximately $33,777 and $39,882, respectively, and negative working capital at September 30, 1999 of $194,813 compared to positive working capital of $95,610 at September 30, 1998.

              The Company does not expect to make any significant purchases of tangible assets or any significant changes in the number of its employees in the next twelve months.

ITEM 3.       DESCRIPTION OF PROPERTY

         The Company owns no real property or other assets of significance other than the federal and state licenses referred to above.

         The Company is headquartered at 14650 Detroit Avenue, Suite 313, Lakewood, Ohio. The Company leases this property, which consists of approximately 150 square feet, under a lease entered into in September 1999 for one year at a monthly rent of $225 plus a pro rata share of building operating expenses. The Company also entered into a one year lease in June 1999 for approximately 500 square feet of office space located at 4155 East Jewell Avenue, Suite 805, Denver, Colorado, for its operations office, at a monthly rent of $759.58. The Company does not consider either of these leases to be material.

ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table includes, as of October 26, 1999, stock ownership for each shareholder known by the Company to be the beneficial owner of more than 5% of the outstanding shares of the Company's common stock, each director, executive officer and all directors and executive officers of the Company as a group. Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. None of the Company's preferred stock is outstanding.


                                                                            AMOUNT AND NATURE
   TITLE OF CLASS            NAME AND ADDRESS OF BENEFICIAL OWNER          OF BENEFICIAL OWNER      PERCENTAGE (1)
---------------------    --------------------------------------------   ------------------------   ----------------
Common Stock             George N. Falsone, Director, Chief                   3,813,500(2)              39.9%
                         Executive Officer and President, c/o
                         Full Power Group, Inc., 14650
                         Detroit Avenue, Suite 313,
                         Lakewood, Ohio 44107

Common Stock             Donald M. Johnson, Director and                        100,000                   *
                         Chief Operating Officer, c/o Full
                         Power Group, Inc., 14650 Detroit
                         Avenue, Suite 313, Lakewood,
                         Ohio 44107

Common Stock             Richard C. O'Rourke, Director,                          50,000                   *
                         Chief Financial Officer, Treasurer
                         and Secretary, c/o Full Power
                         Group, Inc., 14650 Detroit Avenue,
                         Suite 313, Lakewood, Ohio 44107

Common Stock             Wirecomm Consulting Ltd., P.O.                       1,414,100(3)              13.7%
                         Box 544, 1 Britannia Place, Bath
                         Street, St. Helier, Jersey JE2 4SU

                                                                            AMOUNT AND NATURE
   TITLE OF CLASS            NAME AND ADDRESS OF BENEFICIAL OWNER          OF BENEFICIAL OWNER      PERCENTAGE (1)
---------------------    --------------------------------------------   ------------------------   ----------------
Common Stock             Harvey Trifler (4)                                     393,000(5)                 *
                         c/o Dealer Support Group, Inc.
                         2130 Waters Edge Drive
                         Westlake, Ohio 44145

Common Stock             All executive officers and                           3,976,500                41.6%
                         directors as a group

--------------------------

*        Less than 5%.

(1) Percentages are based on the total number of outstanding shares of common stock, which includes 3,600,000 shares held by FPC. Those shares may not be voted by FPC because it is a subsidiary of the Company.

(2) Includes 380,000 shares of common stock that are subject to an option to purchase that Mr. Falsone granted to Mr. Trifler on December 22, 1998. See footnote 5 to this table.

(3) Includes 1,000,000 shares of common stock that Wirecomm Consulting Ltd. has the right to purchase under the terms of a subscription agreement dated September 25, 1999, of which, as of the date of this registration, 250,000 shares of common stock have been purchased by Wirecomm Consulting Ltd. under the subscription agreement. See Part I,
         Item 7 under the caption "Certain Relationships and Related Transactions" and Part II, Item 4 under the caption "Recent Sales of Unregistered Securities."

(4) Mr. Trifler serves as a consultant to the Company and FPC pursuant to consulting agreement between the Company and DSG dated as of March 1, 1998. Mr. Trifler is the President and owner of DSG. See Part I, Item 1 under the caption "Employees."

(5) Includes 380,000 shares of common stock subject to an option to purchase granted by Mr. Falsone to Mr. Trifler on December 22, 1998. See Part I, Item 6 under the caption "Stock Option, Long-Term Incentive and Pension Plans."


ITEM 5.       DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

              The following table lists the officers and directors of the Company as of November 1, 1999:

            NAME                 AGE                        TITLE                            TERM OF SERVICE
----------------------------   -------   --------------------------------------------  ----------------------------
George N. Falsone                65      Director, Chief Executive Officer                 August 1998-Present
                                         and President
Donald M. Johnson                55      Director and Chief Operating                      August 1998-Present
                                         Officer
Richard C. O'Rourke              55      Director, Chief Financial Officer,                August 1998-Present
                                         Treasurer and Secretary



                                      -18-



            NAME                 AGE                        TITLE                            TERM OF SERVICE
----------------------------   -------   --------------------------------------------  ----------------------------

Harvey Trifler*                  66      Consultant                                        August 1998-Present

* Mr. Trifler serves as a consultant to the Company and FPC pursuant to consulting agreement between the Company and DSG. dated as of March 1, 1998. Mr. Trifler is the President and owner of DSG.

              GEORGE N. FALSONE has been director, Chief Executive Officer and President of the Company since August 1998. From December 1986 to November 1997, Mr. Falsone served as Vice President of Cableviews Magazine, Inc., a company engaged in the production, marketing and distribution of Cableviews Magazine. Prior to that time, Mr. Falsone served as marketing director of George R. Klein News Company, a company engaged in marketing and distribution of magazines, books and newspapers.

              DONALD M. JOHNSON has been director and Chief Operating Officer of the Company, since August 1998. Mr. Johnson has experience in the Public Utilities industry spanning over thirty years, with the last twenty years in management positions. From 1975 through 1978, Mr. Johnson served as Commercial and Industrial Supervisor for S.E. Denver Metro, a division of Public Service Co. of Colorado, a company engaged in the generation, marketing and distribution of electricity and natural gas. From 1978 to 1987, Mr. Johnson served as Consumer Service Manager for Public Service Co. of Colorado. In 1987, Mr. Johnson was promoted to Director of Economic Development, a position he held until leaving Public Service Co. in May 1995. From May 1995 through June 1998, Mr. Johnson owned and operated DMJ & Associates, a marketing and management company.

              RICHARD C. O'ROURKE has been director, Chief Financial Officer, Treasurer and Secretary of the Company since August 1998. Since 1978, Mr. O'Rourke has also been the owner of O'Rourke & Associates, an accounting firm specializing in tax preparation, consulting and internal auditing. Prior to that time, Mr. O'Rourke held several supervisory and managerial accounting and auditing positions with SCM Corporation, Lamson & Sessions, Reliance Electric and ITT. Mr. O'Rourke is a certified Public Accountant and Certified Internal Auditor.

              HARVEY TRIFLER has served as a consultant to the Company and FPC since March 1, 1998. Since January 1998, Mr. Trifler has owned and operated DSG, a consulting company providing management services to companies operating in the telecommunication and utility industry. From 1993 to 1998, Mr. Trifler owned and operated Voice Data Communications, Inc., a company engaged in the assembly and sale of mobile radio systems.

ITEM 6.       EXECUTIVE COMPENSATION

         COMPENSATION TABLE.

              The following table summarizes the compensation paid by the Company, in the last three fiscal years, to the Company's Chief Executive Officer and President. No other Named Executive

Officer or consultant of the Company has received any compensation from the Company in excess of $100,000 since the inception of the Company.

                                                                LONG TERM COMPENSATION
                                                                               SHARES OF
                                  ANNUAL COMPENSATION          RESTRICTED        STOCK
    NAME AND POSITION                                             STOCK        UNDERLYING       OTHER
     WITH THE COMPANY         YEAR      SALARY       BONUS       AWARD(S)       UOPTIONS     COMPENSATION
--------------------------   ------   ----------    -------    -----------     -----------  --------------
George N. Falsone,             1997      --           --            --             --            --
Chief Executive Officer        1998    $10,000        --            --             --            --
and President                  1999    $11,000        --            --             --            --

         STOCK OPTION, LONG-TERM INCENTIVE AND PENSION PLANS.

              On December 22, 1998, Mr. Falsone, Chief Executive Officer and President of the Company, granted an option to purchase 380,000 shares of common stock owned by him to Mr. Trifler, a consultant to the Company, for $0.20 per share.

              The Company does not maintain a stock option plan or any long-term incentive or pension plans for its employees.

         COMPENSATION OF DIRECTORS.

              Directors are not compensated for their services to the Company.

         EMPLOYMENT CONTRACTS AND CHANGE-IN-CONTROL ARRANGEMENTS.

              The Company has not entered into any employment contracts or change-in-control agreements with its executive officers or other employees.

ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

              In November 1998, the Company loaned Mr. Falsone, its Chief Executive Officer and President, $100,000 to purchase 380,000 shares of common stock of the Company. The demand note issued by Mr. Falsone to the Company carries an interest rate of 6% per annum and is collateralized by the 380,000 shares of common stock.

              In June and September 1999, the Company also loaned Mr. Falsone $50,000 and $75,000, respectively, to purchase a total of 33,500 shares of common stock of the Company. The demand notes issued by Mr. Falsone to the Company carry interest rate of 6% per annum and are secured by the 33,500 shares of common stock.

              In August and September 1999, the Company loaned Mr. Trifler, consultant to the Company and FPC, $30,000 and $9,000, respectively, to purchase a total of 13,000 shares of common stock of the Company. The demand notes issued by Mr. Trifler to the Company carry interest rate of 6% and are collateralized by the 13,000 shares of common stock.

              The Company maintains a note receivable from All Power, issued under the terms of a line of credit and pledge agreement between All Power and the Company. Under the terms of a line of credit and pledge agreement, All Power has the right to borrow up to $250,000 from the Company. The note carries a variable interest rate of prime plus 2%, payable monthly in arrears, and is collateralized by 1,000,000 shares of the capital stock of All Power owned by its sole shareholder, Mr. John O'Brien. As of September 30, 1999, the principal balance due under the note was $248,000. The note is due and payable in April 2001.

              In August 1998, the Company entered into a subscription agreement with Wirecomm Consulting Ltd. ("Wirecomm"), whereby the Company granted Wirecomm the right to purchase up to 200,000 shares of the Company's common stock under Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"), at a purchase price of $0.20 per share. In September 1998, Wirecomm exercised its purchase rights under the subscription agreement and acquired 200,000 shares of the Company's common stock for a total purchase price of $40,000.

              The Company entered into a second subscription agreement with Wirecomm in August 1998, whereby the Company granted Wirecomm the right to purchase up to 800,000 shares of the its common stock under Rule 504 of Regulation D promulgated under the Securities Act at a purchase price of $0.20 per share. In February 1999, Wirecomm exercised its purchase rights under this subscription agreement and acquired 800,000 shares of the Company's common stock for a total purchase price of $160,000.

              In September 1998, the Company entered into a third subscription agreement with Wirecomm, whereby Wirecomm was granted the right to purchase up to 1,000,000 shares of common stock of the Company at a price per share of $0.40. On August 26, 1999, the Company agreed to extend the termination date of the subscription agreement to December 31, 1999. As of the date of this registration statement, Wirecomm had purchased 250,000 shares of the Company's common stock under this subscription agreement for a total purchase price of $100,000.

ITEM 8.       DESCRIPTION OF SECURITIES

              The authorized capital stock of the Company consists of (1) 50,000,000 shares of common stock, par value $0.001 per share, of which 9,563,063 shares were outstanding as of October 26, 1999, and (2) 100,000 shares of preferred stock, par value $100.00 per share, none of which are issued or outstanding.

         COMMON STOCK.

              Subject to the rights of the holders of any preferred stock that the Company may issue in the future, each holder of common stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation or dissolution of the Company, each holder of common stock will be entitled to share pro rata in any distribution of the Company's assets after the payment of all debts and other liabilities, subject to the rights of the holders of any outstanding preferred stock. Each holder of common stock is entitled to one vote per share owned of record on the applicable record date on all matters presented to a vote of the holders of common stock, including election of directors. The holders of common stock have no cumulative voting rights and, therefore, the holders of a majority of the shares voting for the election of directors can elect all of the directors of the Company. The holders of common stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All outstanding shares of common stock have been duly issued, fully paid for and are nonassessable.

         PREFERRED STOCK.

              The Company's Board of Directors has the authority (without action by the shareholders) to issue shares of authorized and unissued preferred stock in one or more series, to designate the number of shares constituting any series, and to fix, by resolution, the preferences, rights, privileges, restrictions and other rights thereof, including voting rights, liquidation preferences, dividend rights and conversion and redemption rights of such series subject to rights of the holders of any previously issued and outstanding preferred stock. Under certain circumstances, the Company could issue the preferred stock as a method of discouraging, delaying or preventing a change in control of the Company. The Company has no currently intention to issue any shares of preferred stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         MARKET INFORMATION.

              The Company's common stock is currently quoted on the OTCBB. The Company is subject to the NASD's new eligibility requirement for continued quotation on the OTCBB. The NASD new eligibility rules provide that no issuer may be quoted on the OTCBB unless it is require to make current filings pursuant to Section 13 or 15(d) of the Exchange Act. In order to be required to make filings pursuant to Section 13 or 15(d) of the Exchange Act, the Company must register its common stock under the Exchange Act by filing this registration statement. To comply with the NASD's eligibility requirements, the Securities and Exchange Commission must come to a position of no further comments on the Company's Form 10-SB before December 1, 1999. In the event that the Company is unable to comply with the NASD's eligibility requirements on or before December 1, 1999, the OTCBB may delist of Company's common stock.

         PRICE RANGE OF COMMON STOCK.

              The Company's common stock is quoted on the OTCBB under the symbol "FPGR." The following table sets forth all available high and low bid information for the Company's common stock on the OTCBB for each full quarter in 1997, 1998 and 1999. The OTCBB quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.


Quarter Ended                            1997                             1998                            1999

                                  High           Low              High             Low            High            Low
First Quarter                      -              -                *                *           $4.93750        $1.62500
Second Quarter                     -              -             $0.31250         $0.18750       $4.50000        $3.00000
Third Quarter                      -              -                *                *           $3.00000        $1.25000
Fourth Quarter                     -              -             $4.09375         $0.50000           -              -


* There was insufficient information to generate a report for the first and third quarters of 1998.

              The Company obtained the foregoing bid information from The NASDAQ Stock Market, Inc.

         NUMBER OF SHAREHOLDERS.

              As of October 26, 1999, there were approximately 98 shareholders of record of the Company's common stock.

         DIVIDENDS.

              The Company has never paid dividends on its common stock and anticipates that all earnings, if any, in the foreseeable future will be retained to finance the growth and development of its business. Any future dividends will depend on the earnings, capital requirements and financial condition of the Company, and on such other factors as the Company's Board of Directors may consider relevant.

ITEM 2.       LEGAL PROCEEDINGS

         In October 1998, the Company responded to a formal request by the Office of the Attorney General of the State of Maryland for information concerning the alleged sale of unregistered securities by the Company in the State of Maryland. As of the date of this registration statement, there have been no additional requests for information concerning the Company by the Office of the Attorney General of the State of Maryland. The Company has denied selling any unregistered securities in the State of Maryland, and in the opinion of management, this investigation will not have a material adverse effect on the Company.

         On February 23, 1999, the Company and Mr. Falsone, Chief Executive Officer and President, were named as a party in an administrative proceeding before the Pennsylvania Securities Commission of the Commonwealth of Pennsylvania, captioned IN THE MATTER OF L.A. POWER & LIGHT, L.L.P., ET AL., Docket No. 9808-02. The complaint alleged that Reliable Electric & Power, LLP ("Reliable"), one of the Partnerships formed to raise capital to purchase a marketing license to sell power for the Company in the State of California, illegally sold unregistered security interests in that Partnership in the Commonwealth of Pennsylvania and that certain partners of Reliable had misstated facts concerning the success and risk of the investment. The complaint further alleged that the Company and Mr. Falsone were promoters of Reliable and, as such, caused Reliable to make the allegedly illegal sales. On February 23, 1999, the Pennsylvania Securities Commission ordered the Company and Mr. Falsone to cease and desist from selling any partnership interests in the Commonwealth of Pennsylvania. No monetary damages were sought by the Commonwealth of Pennsylvania. On March 22, 1999, the Company and Mr. Falsone filed a Request for Recission of the Order to Cease and Desist on the grounds that the Company is not an affiliate of Reliable and is not involved in the sale or marketing of securities or investment opportunities in the Commonwealth of Pennsylvania. The Company has been informed by the Pennsylvania Securities Commission that a tentative settlement of the matter has been reached with the other parties named in the Order which will result in the recission of the cease and desist order. In the opinion of management, the outcome of this administrative proceeding will not have a material adverse effect on the Company.

         On June 10 1999, the Company was issued a subpoena pursuant to a formal order of investigation issued by the Securities and Exchange Commission IN THE MATTER OF TWENTY FIRST CENTURY POWER, LLC (HO-3355) and IN THE MATTER OF CERTAIN INTERNET OFFERINGS II (HO 3534). Mr. Falsone, Chief Executive Officer and President, and Mr. Johnson, Chief Executive Operating Officer, were also issued subpoenas and ordered to provide testimony pursuant to the above-described formal orders of investigation issued by the Securities and Exchange Commission. Because this matter is still in the investigatory phase, the Company does not know yet know whether the Commission intends to make any claims or charges against the Company or any of its officers.

         On September 16, 1999, the Company was named in an administrative order to cease and desist issued by the Secretary of State of the State of Wyoming in the matter captioned IN THE MATTER OF SAN DIEGO POWER AND LIGHT, LLP, ET AL., Case No. 99-09. The cease and desist order alleged that the Company had engaged in the illegal sale of unregistered securities in the State of Wyoming. In November 1999, the Company responded to a formal request for a written statement and production of documents from the State of Wyoming. As of the date of this registration statement, there have been no additional requests for information. The Company has denied selling any unregistered securities in the State of Wyoming, and is contemplating an appeal. In the opinion of management, this matter will not have a material adverse effect on the Company.

         On October 4, 1999, the Company responded to a formal request by the State Securities Board of the State of Texas for information concerning the alleged sale of unregistered securities by the Company in the State of Texas. As of the date of this registration statement, there have been no additional requests for information concerning the Company by the State Securities Board of the State of Texas. The Company has denied selling any unregistered securities in the State of Texas, and in the opinion of management, this investigation will not have a material adverse effect on the Company.

         From time to time, the Company is involved in other legal matters that are incidental to its operations. In the opinion of management, the ultimate resolution of these matters is not anticipated to have a material adverse effect on the Company's financial condition or results of operations.

ITEM 3.       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES

         On June 11, 1997, the Company commenced a private placement of its common stock under Rule 504 of Regulation D promulgated under the Securities Act at a price of $0.20 per share. The Company completed this offering in June 1998, with proceeds of $ 17,550 for 87,750 shares of common stock. No commission fees or other selling expenses were paid in connection with this offering.

         On August 25, 1998, the Company entered into a subscription agreement with Wirecomm, whereby the Company granted Wirecomm the right to purchase up to 200,000 shares of the

Company's common stock under Rule 504 of Regulation D promulgated under the Securities Act at a purchase price of $0.20 per share. Is September 1998, Wirecomm exercised its right under the subscription agreement and the Company issued 200,000 shares of its common stock to Wirecomm for a total purchase price of $40,000.

         On August 25, 1998, the Company entered into a second subscription agreement with Wirecomm, whereby the Company granted Wirecomm the right to purchase up to 800,000 shares of the Company's common stock under Rule 504 of Regulation D promulgated under the Securities Act at a purchase price of $0.20 per share. In February 1999, Wirecomm exercised its right under the subscription agreement and the Company issued 800,000 shares of its common stock to Wirecomm for a total purchase price of $160,000.

         On September 25, 1998, the Company entered into a third subscription agreement with Wirecomm, whereby for a period of one year from the date of the agreement the Company granted Wirecomm the right to purchase up to 1,000,000 shares of the Company's common stock under Rule 504 of Regulation D promulgated under the Securities Act at a purchase price of $0.40 per share. On August 26, 1999, the parties agreed to extend the termination date of the subscription agreement to December 31, 1999. As of the date of this registration statement, Wirecomm has partially exercised its rights under the subscription agreement and the Company has issued 250,000 shares of common stock to Wirecomm for a total purchase price of $100,000.

         In approximately December 1998, the Company commenced a private placement of its common stock under Rule 504 of Regulation D promulgated under the Securities Act. The Company terminated this offering in April 1999. The Company did not sell any shares of common stock in this offering.

         On February 3, 1999, the Company sold 1,000 shares of its common stock under Section 4(2) of the Securities Act to a private investor for a total purchase price of $2,000.

         On March 23 and April 27 , 1999, the Company issued a total of 20,000 shares of its common stock to each of Richard M. Bloch, W.L. Pritchard & Co. and Michael J. McFadden under Section 701 of the Securities Act as consideration for services they provided to the Company and FPC under an advisory board agreement. Under the terms of that agreement, Messrs. McFadden and Block and W.L. Pritchard & Co. provided consulting services to the Company and FPC with respect to the development and operation of the Company's business plan. The advisory board agreement was terminated as a result of the Company's inability to raise the capital necessary to finance its operations.

         On August 30, 1999, the Company issued 162,500 shares of its common stock and a warrant to purchase an additional 16,250 shares of its common stock to Southern California Power Partners, LLP in reliance upon Section 4(2) of the Securities Act. Pursuant to an asset purchase agreement, dated August 18, 1999, the Company agreed to issue the stock at a price of $4.00 per share in exchange for that Partnership's marketing license to sell power on behalf of the Company in the State of California and approximately $100,000 in cash. The Partnership is restricted from transferring the stock or warrant to any person (including its partners) for period of two years. See Part I, Item 1 under the caption "Marketing Licenses in California."

         On August 30, 1999, the Company issued 107,813 shares of its common stock and a warrant to purchase an additional 10,781 shares of its common stock to Capital Electric & Light, LLP in reliance upon Section 4(2) of the Securities Act. Pursuant to an asset purchase agreement, dated August 19, 1999, the Company agreed to issue the stock at a price of $4.00 per share in exchange for that Partnership's marketing license to sell power on behalf of the Company in the State of California and approximately $60,000 in cash assets. The Partnership is restricted from transferring the stock or warrant to any person (including its partners) for period of two years. See Part I,
Item 1 under the caption "Marketing Licenses in California."

         On September 1, 1999, the Company issued 345,000 shares of its common stock and a warrant to purchase an additional 34,500 shares of its common stock to San Jose Power and Electric, LLP in reliance upon Section 4(2) of the Securities Act. Pursuant to an asset purchase agreement, dated September 13, 1999, the Company agreed to issue the stock at a price of $4.00 per share in exchange for that Partnership's marketing license to sell power on behalf of the Company in the State of California and approximately $175,000 in cash assets. The Partnership is restricted from transferring the stock or warrant to any person (including its partners) for period of two years. See Part I, Item 1 under the caption "Marketing Licenses in California."

         On November 8, 1999, the Company issued 465,063 shares of its common stock and a warrant to purchase an additional 46,506 shares of its common stock to Community Electric & Power, LLP in reliance upon Section 4(2) of the Securities Act. Pursuant to an asset purchase agreement, dated November 5, 1999, the Company agreed to issue the stock at a price of $4.00 per share in exchange for that Partnership's marketing license to sell power on behalf of the Company in the State of California and approximately $250,000 in cash assets. The Partnership is restricted from transferring the stock or warrant to any person (including its partners) for period of two years. See Part I,
Item 1 under the caption "Marketing Licenses in California."

ITEM 5.       INDEMNIFICATION OF DIRECTORS AND OFFICERS

              The Company's Articles of Incorporation provide that, to the fullest extent permitted by Florida General Corporation Law, no director or officer of the Company shall be personally liable to the Company or its shareholders for damages for breach of any duty owed to the Company or its shareholders. In addition, the Company shall have the power to indemnify any director or officer of the Company against any contingency or peril as may be determined to be in the best interest of the Company, and in conjunction therewith, to procure, at the Company's expense, policies of insurance.

                                    PART F/S

         The following are the audited consolidated financial statements for the Company for the year ended December 31, 1998 and the unaudited interim consolidated financial statements for the Company for the nine month period ended September 30, 1999.

                              CONTE CO., CPA, INC.
                           A Professional Corporation

                        4322 S. Cleveland-Massillon Road
                             Norton, Ohio 44203-5718
                        330.825.3535 o Fax: 330.825.0055


INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Full Power Group, Inc.

We have audited the accompanying consolidated balance sheet of Full Power Group, Inc., a development stage company, as of December 31, 1998 and the related consolidated statements of income, cash flows and shareholders' equity for the year ended December 31, 1998. These consolidated financial statements are the responsibility of Full Power Group, Inc. management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Full Power Group, Inc. as of December 31, 1998, and the results of their operations and their cash flows in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Full Power Group, Inc. will continue as a going concern. As discussed in Note 11 to the financial statements, Full Power Group, Inc. has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Conte Co., CPA, Inc.


Norton, Ohio
May 27, 1999

                             FULL POWER GROUP, INC.
                          (A Development Stage Company)

                           Consolidated Balance Sheet
                                December 31, 1998

CURRENT ASSETS
Licensing Fees Receivable                                          $ 1,381,038
Accrued Interest Receivable                                                500
Prepaid Insurance                                                       12,458
Minority Interest                                                         (813)
                                                                   -----------

Total Current Assets                                               $ 1,393,183
                                                                   -----------
Total Assets                                                       $ 1,393,183
                                                                   -----------

CURRENT LIABILITIES
Accrued Payroll Taxes                                              $        60
Cash-Checking Overdraft                                                 29,550
Deferred License Sales-Current                                         530,100
                                                                   -----------

Total Current Liabilities                                              559,710
                                                                   -----------

Long-Term Liabilities
Deferred License Sales                                               1,678,650
                                                                   -----------

TOTAL LONG-TERM LIABILITIES                                          1,678,650
                                                                   -----------

Total Liabilities                                                    2,238,360
                                                                   -----------

CAPITAL
Common Stock, $.001 par value, 50,000,000
  shares authorized -- 7,887,750 shares issued
  and outstanding in 1998                                                7,888
Paid In Capital                                                         57,262
Deficit Accumulated During the Development
  Stage                                                               (806,727)
                                                                   -----------
                                                                      (741,577)

Less:  Common Stock of the parent held
  by a subsidiary-- 3,600,000 shares                                    (3,600)
Less:  Subscription Receivable from Stockholder                       (100,000)
                                                                   -----------
Total Stockholders' Equity                                            (845,177)
                                                                   -----------
Total Liabilities & Capital                                        $ 1,393,183
                                                                   -----------


                        See Notes to Financial Statements

                             FULL POWER GROUP, INC.
                          (A Development Stage Company)

                          Consolidated Income Statement
                  For the Twelve Months Ended December 31, 1998

Revenues
  License Sales                                                $   116,250
                                                             --------------
Total Revenues                                                     116,250

Selling, General & Administrative
  Expenses                                                         914,596
                                                             --------------

Income (Loss) from Operations                                     (798,346)
                                                             --------------

Other Income (Expense)
  Interest Income                                                      500
                                                             --------------

Total Other Income                                                     500
                                                             --------------

Income (Loss) before Income Taxes                                 (797,846)

Income Taxes                                                             0
                                                             --------------
Net Income (Loss)                                              $  (797,846)
                                                             --------------

Weighted Average Common Shares Outstanding                       4,154,416
                                                             --------------

Net Income (Loss) per Share                                    $     (0.19)
                                                             --------------

Diluted Shares of Common Stock Outstanding                       6,147,750
                                                             --------------

Diluted Earnings (Loss) per Share                              $     (0.13)
                                                             --------------



                          See Notes to Financial Statements

                               FULL POWER GROUP, INC.
                           (A Development Stage Company)

                   Consolidated Statement of Stockholders Equity
                                December 31, 1998

                                                                                      Common Stock
                                                                          Additional   of Parent
                                                   Shares of    Common     Paid-In      Held by
                                                 Common Stock    Stock     Capital    Subsidiary
                                                 ------------   -------   --------    -----------
Balance of WWD at July 31, 1998                   4,087,750     $4,088     $17,462
  (Date of Acquisition)

August 25, 1998--Issued 200,000 shares of WWD       200,000        200      39,800

September 19, 1998--WWD issued 3,600,000          3,600,000       3600
  additional shares of Common Stock

September 19, 1998--7-31-98 purchase                                                    ($3,600)
  of 3,600,000 put into Treasury Stock

Loan to George Falsone on November 28, 1998, collateral, 380,000 shares of Common Stock

1998 Accumulated Deficit
                                                 ------------  -------    --------    -----------
Balance at December 31, 1998                      7,887,750     $7,888     $57,262      ($3,600)
                                                 ------------  -------    --------    -----------

                                                   Subscription       Deficit
                                                    Receivable      Accumulated
                                                      from            During
                                                  Stockholder    Development Stage        Total
                                                  -----------    -----------------    ------------
Balance of WWD at July 31, 1998                                       ($8,881)           $ 12,669
  (Date of Acquisition)

August 25, 1998--Issued 200,000 shares of WWD                                              40,000

September 19, 1998--WWD issued 3,600,000                                                    3,600
  additional shares of Common Stock

September 19, 1998--7-31-98 purchase                                                       (3,600)
  of 3,600,000 put into Treasury Stock

Loan to George Falsone on November 28, 1998,
  collateral, 380,000 shares of Common Stock       ($100,000)                            (100,000)

1998 Accumulated Deficit                                             (797,846)           (797,846)
                                                  -----------    -----------------    ------------
Balance at December 31, 1998                       ($100,000)       ($806,727)          ($845,177)
                                                  -----------    -----------------    ------------



                        See Notes to Financial Statements

                             FULL POWER GROUP, INC.
                          (A Development Stage Company)

                      Consolidated Statement of Cash Flows
                  For the Twelve Months Ended December 31, 1998


Cash Flows from Operating Activities:
     Net Loss                                                                  ($  797,846)
                                                                               -----------

Adjustments to reconcile net income to net cash used by Operating
  Activities:
     Decrease (increase) in Notes Receivable                                      (100,500)
     Decrease (Increase) in Prepaid Assets                                         (12,458)
     Decrease (Increase) in Minority Interest                                          813
     Decrease (Increase) in Accounts Receivable                                 (1,381,038)
     (Decrease) Increase in Deferred Sales Revenue                               2,208,750
     (Decrease) Increase in Accrued Payroll Liability                                   60
     (Decrease) Increase in Cash Overdraft                                          29,550
                                                                               -----------

     Total Adjustments                                                             745,177
                                                                               -----------
     Net Cash Used by Operating Activities                                         (52,669)
                                                                               -----------

Cash Flows from Financing Activities:
     Contribution to Capital                                                        52,377
     Repurchase of Stock                                                            (3,600)
     Issuance of Common Stock                                                        3,892
                                                                               -----------
     Net Cash Provided in Financing Activities                                      52,669
                                                                               -----------

NET DECREASE IN CASH AND CASH EQUIVALENTS                                               (0)
                                                                               -----------

BEGINNING CASH BALANCE                                                                   0
                                                                               -----------

ENDING CASH BALANCE                                                            $         0
                                                                               -----------



                        See Notes to Financial Statements

                             FULL POWER GROUP, INC.
                (Formerly Known as Worldwide Dental Distr. Corp.)
                          (A Development Stage Company)

                   Notes to Consolidated Financial Statements
                                December 31, 1998

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by Full Power Group, Inc. are set forth below:

BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of Full Power Group, Inc. (hereafter referred to as the "Company"), a Florida Corporation and its wholly owned subsidiary, Full Power Corporation (hereafter referred to as "FPC"). Intercompany transactions and balances have been eliminated in the consolidated financial statements.

NATURE OF OPERATIONS

Full Power Group, Inc. and its wholly owned subsidiary, Full Power Corp., were organized to be principally engaged in the sale of deregulated electricity and natural gas opened via government deregulation of utilities. Additionally, the Company has begun generating sales agreements for the distribution of electricity, though supply contracts have yet to be secured.

The Company is, therefore, considered a development stage enterprise under Financial Accounting Standard 7 (FAS 7), which defines a company to be in its development stage if it is devoting substantially all of its efforts to establishing a new business and the company's planned principal operations have not commenced.

On July, 28, 1998, FPC entered into a stock purchase agreement with Worldwide Dental Distr. Corp. (WWD), a Florida Corporation, whereby Full Power Corp., as purchaser, acquired 3,600,000 shares of common stock of Worldwide Dental Distr. Corp. (WWD) at $0.001 per share par value, in exchange for $150,000.

Statement of Financial Accounting Standards No. 131, Disclosures about segments of a Business Enterprise and Related Information, requires certain segment reporting to be presented based on management reporting. The Company's reportable segments are as follows:

Licensed Electric Sales



         Company                    State                     Sales                     Deferred Sales Revenue
         -------                    -----                     -----                     ----------------------
         Courant Consulting         California                $116,250                  $2,208,750
                                                              --------                  ----------



                             FULL POWER GROUP, INC.
                (Formerly Known as Worldwide Dental Distr. Corp.)
                          (A Development Stage Company)

                   Notes to Consolidated Financial Statements
                                December 31, 1998

NOTE 1 -- Continued

CASH AND CASH EQUIVALENTS

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash accounts in a commercial bank. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000.

REVENUE AND EXPENSE RECOGNITION

The Company recognizes revenue from sales of sublicense contracts, net of a deferred sales revenue account. These sales are made in the agreement that the Company is to give its best efforts to continuously, diligently, and effectively obtain electric power supply through the Company's suppliers, in sufficient quantities to satisfy current and reasonably projected customer demand. Therefore, revenues are recognized over the life of the sales agreement on a percentage basis with the remaining balance in the deferred revenue account. Expenses are recognized in the period in which they are incurred.

USE OF ESTIMATES

In preparing the Company's financial statements, management is required to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 -- NOTES RECEIVABLE

The Company maintains several notes receivable from individuals, including one for $100,000 from its president, George Falsone. An interest rate of 6% per annum is charged and the note is collateralized by 380,000 shares of common stock of the Company. This loan is reflected on the Balance Sheet as a reduction of Stockholders' Equity.

                             FULL POWER GROUP, INC.
                (Formerly Known as Worldwide Dental Distr. Corp.)
                          (A Development Stage Company)

                   Notes to Consolidated Financial Statements
                                December 31, 1998

NOTE 3 -- LICENSING FEES RECEIVABLE

The Company had entered into a Master License Agreement in October of 1998 with Courant Consulting, Inc., the licensee, for the purpose of selling electric power to retail customers for commercial, industrial, and residential consumption in California. For consideration, the Company granted to the licensee certain exclusive rights and licenses to advertise, promote, and procure contracts in the name of the Company for commercial, industrial, and residential customers.

Consideration paid by licensee to the Company consists of a Master License Fee in the amount of $968,750 for five sublicenses that were granted at a price of $193,750 each. There were also seven additional sublicenses granted which amounted to $1,356,250. This brings total sublicense agreements to $2,325,000. This amount is fully payable by the licensee to the Company no later than September, 2000. During 1998, $943,962 of the balance due had been paid to the Company. This leaves a License Fees Receivable balance of ($2,325,000-$943,962)$1,381,038. An additional $398,484 was paid during the first five months of 1999, leaving a balance due of $982,554 at May 21, 1999. There is no assurance that all of this remaining balance due will be collected.

NOTE 4 -- LEASES

The Company has entered into several non-cancelable leaseholds for office space. Annual lease requirements for 1999 are $10,700.00, with the leases expiring on December 31, 1999.

NOTE 5 -- COMMON STOCK

As of December 31, 1998, the Company is authorized to Issue 50,000,000 shares of its $0.001 par value stock, of that amount, 7,887,750 shares were issued and outstanding as of December 31, 1998.

Subsequent to December 31, 1998 and at April of 1999 the Company's Board of Directors authorized that the aggregate number of shares of all classes of stock that the Company is authorized to issue be 60,000,000 shares, consisting of:

-         50,000,000 shares of Common Stock, $0.001 par value per share
-         10,000,000 shares of Preferred Stock, $100.00 par value per share

                             FULL POWER GROUP, INC.
                (Formerly Known as Worldwide Dental Distr. Corp.)
                          (A Development Stage Company)

                   Notes to Consolidated Financial Statements
                                December 31, 1998

NOTE 6 -- INCOME TAXES

Income taxes are provided based on earnings reported for financial statement purposes pursuant to the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109).

SFAS 109 uses the asset and liability method to account for income taxes which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities. There was no income tax expense for the year ended December 31, 1998 due to a net operating loss of $797,846.

NOTE 7 -- RELATED PARTY TRANSACTIONS

The Company has various related party transactions involving its Common Stock. There are 60,000 shares of common stock of the Company owned equally by three members of the Advisory Board who maintain a consulting contract with the Company. See Note 2 for a related party transaction of a note receivable collateralized by common stock.

NOTE 8 -- SUBSEQUENT EVENTS

Subsequent to the balance sheet date, the stock option agreement between the Company and Wirecomm Consulting, LTD established on September 25, 1998 was exercised in January of 1999. In the transaction, Wirecomm purchased 800,000 newly issued shares of $.001 par value Full Power Group, Inc. common stock for $0.20 per share. This completed this subscription agreement.

There is one additional Stock Option Agreement that remains outstanding as of May, 1999. On September 25, 1998 the Company entered into an subscription offer for Wirecomm Consulting, LTD to purchase 1,000,000 shares of the Company, $.001 par value common stock at a price of $0.40 per share.

In March and April of 1999, 60,000 new shares of the Company were issued to three individuals on the Advisory Board per their agreement.

As of May 11, 1999, there are a total of 8,727,750 shares issued, 3,600,000 of which are treated as though held in treasury since they are held by the subsidiary.

                             FULL POWER GROUP, INC.
                (Formerly Known as Worldwide Dental Distr. Corp.)
                          (A Development Stage Company)

                   Notes to Consolidated Financial Statements
                                December 31, 1998

NOTE 8 -- Continued

In April of 1999, the Company announced the completion of a joint venture between All Power Corp. (APC), a New York corporation, and the Company. This agreement provides for subsequent funding and includes the option for the Company to acquire APC as a wholly owned subsidiary at a future date.

NOTE 9 -- CONTINGENCIES

The Company was named in an administrative proceeding before the Pennsylvania Securities Commission. The Company has filed a Request for Recission of the Order against it. No monetary damages are sought in these proceedings, and in the opinion of management, this lawsuit will not have a material adverse effect on the Company.

NOTE 10 -- GOODWILL

To record the subsidiary in the consolidated financial statements, there was $144,482.64 of Goodwill recorded on the Balance Sheet. Per management, the goodwill had no continuing value. Thus, all of the Goodwill was immediately expensed in 1998 and currently has no balance on the financial statements.

NOTE 11 -- GOING CONCERN

As the Company continues to implement its business plan during its development stage, there exists the possibility that present and planned sources of cash flow will not be adequate to support the Company's increased needs with respect to cash and cash flow burdens. In addition, there exists the possibility that present and planned sources of revenue will either not be sufficient enough or be uncollectible to the point that operations may cease to exist. Currently, management is pursuing additional sources of capital infusion, as well as additional sales.

                             FULL POWER GROUP, INC.
                (Formerly Known as Worldwide Dental Distr. Corp.)
                          (A Development Stage Company)

                   Notes to Consolidated Financial Statements
                                December 31, 1998


NOTE 12 -- PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)

The following summarized pro forma (unaudited) information assumes the acquisition of WWD by FPC had occurred on January 1, 1998. Thus, the combined operations of both entities since that date are as follows:

Net Sales                                                                      $ 116,250
                                                                               ---------
Income (Loss) Before Extraordinary Items                                       ($813,546)
                                                                               ---------
Net Income (Loss)                                                              ($813,546)
                                                                               ---------
Earnings (Loss) Per Share:
  Basic -- 4,153,572 Shares                                                    ($   0.20)
                                                                               ---------
  Diluted -- 6,147,750 Shares                                                  ($   0.13)
                                                                               ---------


NOTE 13 -- YEAR 2000 COMPLIANCE

Per management, the Company has begun taking steps to assure that their computer and information systems will be Year 2000 (Y2K) compliant. Due to the correction of areas susceptible to Y2K errors in the Company's operating technology, there is no reason to believe that there will be any substantial problems or material losses resulting from year 2000 difficulties.

                             FULL POWER GROUP, INC.

                          (A DEVELOPMENT STAGE COMPANY)

                         UNAUDITED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1999

                             FULL POWER GROUP, INC.
                          (A Development Stage Company)

                           Consolidated Balance Sheet
                               September 30, 1999


CURRENT ASSETS

Cash                                                            $  33,777
Accrued Interest Receivable                                         6,523
Notes Receivable                                                  287,000
Prepaid Insurance                                                   5,924
Prepaid Bond                                                        2,063
                                                                ---------

Total Current Assets                                              335,287
                                                                ---------
OTHER ASSETS

Deposits                                                              760

Less: Minority Interest                                              (813)

Total Assets                                                      335,234
                                                                ---------
CURRENT LIABILITIES

Deferred License Sales--Current                                   530,100
                                                                ---------
Total Current Liabilities                                         530,100
                                                                ---------
LONG TERM LIABILITIES

Deferred License Sales--Long Term                                 367,574
                                                                ---------
Total Liabilities                                                 897,674
                                                                ---------


                                  UNAUDITED

                             FULL POWER GROUP, INC.
                          (A Development Stage Company)

                     Consolidated Balance Sheet -- Continued
                               September 30, 1999


CAPITAL

Common Stock, $.001 par value,
  50,000,000 shares authorized,
  9,503,063 shares issued and outstanding                      9,503
Paid In Capital                                              534,974
Deficit Accumulated during the
  Development Stage                                         (878,317)
                                                           ---------
     Subtotal Capital                                       (333,840)

Less:  Common Stock of the parent held
  by a subsidiary--3,600,000 Shares                           (3,600)
Less:  Subscription Receivable from
  Stockholder                                               (100,000)
Less:  Note Receivable from
  Stockholder                                               (125,000)
                                                           ---------
Total Stockholders' Equity                                  (562,440)

Total Liabilities & Capital                                $ 335,234
                                                           ---------


                                    UNAUDITED

                             FULL POWER GROUP, INC.
                          (A Development Stage Company)

                          Consolidated Income Statement
                  For the Nine Months Ended September 30, 1999
                  And the Nine Months Ended September 30, 1998


                                                             9/30/99        9/30/98
Revenues:

License Sales                                              $   348,750    $         0
                                                           -----------    -----------

Total Revenues                                                 348,750              0

Selling, General & Administrative
Expenses                                                       426,863     (1,153,001)
                                                           -----------    -----------

Income (Loss) from Operations                                  (78,113)    (1,153,001)
                                                           -----------    -----------

Other Income (Expense):

     Interest Income                                             6,523              0
                                                           -----------    -----------

     Total Other Income                                          6,523              0
                                                           -----------    -----------

Income (Loss) Before Income Taxes                              (71,590)    (1,153,001)
                                                           -----------    -----------

Income Taxes                                                         0              0
                                                           -----------    -----------

Net Income                                                 $   (71,590)   $(1,153,001)
                                                           -----------    -----------


                                    UNAUDITED

                             FULL POWER GROUP, INC.
                          (A Development Stage Company)

                      Consolidated Statement of Cash Flows
                  For the Nine Months Ended September 30, 1999
                  And the Nine Months Ended September 30, 1998


                                                              9/30/99       9/30/98
Cash Flows from Operating Activities
     Net Loss                                                 ($71,590)   ($1,153,001)

Adjustments to Reconcile Net Income to
  Net Cash Used by Operating Activities:

Decrease (increase) in Notes Receivable                       (287,000)       (56,000)
Decrease (increase) in Accrued Interest                         (6,023)             0
Decrease (increase) in Prepaid Assets                            4,471              0
Decrease (increase) in Licensing Fees Rec.                   1,381,038              0
Decrease (increase )in Other Assets                               (760)       (25,000)
Increase(decrease) in Deferred License
  Sales                                                     (1,311,076)     1,216,612
Increase (decrease) in Accrued Payroll
  Liability                                                        (60)           271
Increase (decrease) in Cash Overdraft                          (29,550)             0
                                                           -----------    -----------

     Total Adjustments                                        (248,960)     1,135,883

Net Cash Used by Operating Activities                         (320,550)       (17,118)
                                                           -----------    -----------

Cash Flow From Investing Activities:

Increase in Note Receivable-Stockholder                       (125,000)             0
                                                           -----------    -----------
Issuance of Common Stock
Net Cash Used by Investing Activities                         (125,000)             0
                                                           -----------    -----------

Cash Flows from Financing Activities:

Contribution to Capital                                        478,327         49,112
Issuance of Common Stock                                         1,000          7,888
Net Cash Provided in Financing
Activities                                                     479,327         57,000
                                                           -----------    -----------

NET INCREASE IN CASH AND
CASH EQUIVALENTS                                                33,777         39,882
                                                           -----------    -----------

ENDING CASH BALANCE                                        $    33,777    $    39,882
                                                           -----------    -----------


                                    UNAUDITED

                             FULL POWER GROUP, INC.
                          (A Development Stage Company)

            Schedule I--Selling, General and Administrative Expenses
       For the Nine Months Ended September 30, 1999 and September 30, 1998


                                              9/30/99             9/30/98
        Wages                               $    8,270          $    6,455
        Officers Compensation                   81,900              32,500
        Marketing                               20,716              44,769
        Travel Expense                          13,306              28,191
        Payroll Taxes                            8,485                   0
        Professional Services                  139,851             845,276
        Legal Services                           5,100              95,296
        Accounting Services                     52,476               3,105
        Communications                          23,429               5,142
        Insurance                               14,942               9,907
        Rents-Office & Equipment                17,052              29,232
        Other Expenses                          31,336              58,270
                                            ----------          ----------
        Total                               $  426,863          $1,153,001
                                            ----------          ----------



                                    UNAUDITED

                             FULL POWER GROUP, INC.
             (Formerly Known as Worldwide Dental Distribution Corp.)
                          (A Development Stage Company)

                   Notes to Consolidated Financial Statements
                               September 30, 1999

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by Full Power Group Inc. are set forth below:

BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of Full Power Group, Inc. (hereafter referred to as the "Company"), a Florida Corporation and its wholly owned subsidiary, Full Power Corporation (hereafter referred to as "FPC"). Intercompany transactions and balances have been eliminated in the consolidated financial statements.

NATURE OF OPERATIONS

The Company and its wholly owned subsidiary, FPC, were organized to be principally engaged in the sale of deregulated electricity and natural gas opened via government deregulation of utilities. Supply contracts for the distribution of electricity and natural gas, however, have yet to be secured.

The Company is considered a development stage enterprise under Financial Accounting Standard 7 (FAS 7), which defines a company to be in its development stage if it is devoting substantially all of its efforts to establishing a new business and the company's planned principal operations have not commenced.

On July 28, 1998, FPC entered into a stock purchase agreement with Worldwide Dental Distribution Corp. ("WWD"), a Florida Corporation, whereby FPC, as purchaser, acquired 3,600,000 shares of common stock of WWD at $0.001 per share par value, in exchange for $150,000.

CASH AND CASH EQUIVALENTS

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash accounts in a commercial bank. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000.

                             FULL POWER GROUP, INC.
             (Formerly Known as Worldwide Dental Distribution Corp.)
                          (A Development Stage Company)

                   Notes to Consolidated Financial Statements
                               September 30, 1999

NOTE 1 -- Continued

REVENUE AND EXPENSE RECOGNITION

The Company recognizes revenue from sales of sublicense contracts, net of a deferred sales revenue account. These sales are made in the agreement that the Company is to give its best efforts to continuously, diligently, and effectively obtain energy supplies through the Company's suppliers, in sufficient quantities to satisfy current and reasonably projected customer demand. Therefore, revenues are recognized over the life of the sales agreement on a percentage basis with the remaining balance in the deferred revenue account. (See Note 3 below for additional information.) Expenses are recognized in the period in which they are incurred.

USE OF ESTIMATES

In preparing the Company's financial statements, management is required to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 -- NOTES RECEIVABLE

The Company maintains several notes receivable from individuals, including one for $100,000 from its Chief Executive Officer and President, George N. Falsone, which carries an interest rate of 6% per annum and is collateralized by 380,000 shares of common stock of the Company. This loan is reflected on the Balance Sheet as a reduction of Stockholders' Equity under the caption "Subscription Receivable from Stockholder."

The Company also maintains two additional note receivables from Mr. Falsone totaling $125,000, which carry interest rate of 6% and are collateralized by the 33,500 shares of common stock of the Company. These loan are reflected on the Balance Sheet as reductions of Stockholders' Equity under the caption "Note Receivable from Stockholder."

The Company maintains a note receivable from Mr. Harvey Trifler, a consultant to the Company, for $39,000. The note carries an interest rate of 6% per annum and is collateralized by 13,000 shares of common stock of the Company.

                             FULL POWER GROUP, INC.
             (Formerly Known as Worldwide Dental Distribution Corp.)
                          (A Development Stage Company)

             Notes to Consolidated Financial Statements -- Continued
                               September 30, 1999

NOTE 2 -- Continued

The Company maintains a note receivable from All Power Corporation, a New York corporation ("All Power"), pursuant to Line of Credit Agreement. Under the terms of the Line of Credit Agreement, All Power has the right to borrow up to $250,000 from the Company at an interest rate based of prime plus 2. The note is collateralized by all of the All Power capital stock owned by its principal shareholder, Mr. John O'Brien. As of September 30, 1999 the principal balance of the note was $248,000. This note is reflected in Notes Receivable.

NOTE 3 -- DEFERRED LICENSE SALES

The Company entered into a Master License Agreement in October of 1998 with Courant Consulting, Inc. ("Courant"), pursuant to which Courant agreed to make payments to the Company in consideration for an exclusive license to market the Company's power in certain geographical territories in the State of California.

In consideration of the exclusive license, Courant agreed to pay to the Company a license fee of $2,325,000. As of September 30, 1999 a total of $1,311,076 of the fee balance was outstanding. In June 1999, the Master License Agreement was terminated and the parties agreed that Courant would not be responsible for the remaining outstanding fee balance. Therefore, receivables totaling $1,013,924 and corresponding deferred license sales are no longer reflected on the financial statements.

Prior payments on the Master License Fee are being recognized over the life of the original agreement at a rate of $38,750 per month. The unrecognized balance ($897,674) of these payments are reflected in Deferred License Sales.

NOTE 4 -- LEASES

The Company has entered into several non-cancelable leaseholds for office space. Annual lease requirements for 1999 are $13,524 with the leases expiring in May and August 2000.

NOTE 5 -- COMMON STOCK

As of September 30, 1999 the Company is authorized to issue 50,000,000 shares of its $0.001 par value stock. Of that amount, 9,503,063 were issued and outstanding as of September 30, 1999.

                             FULL POWER GROUP, INC.
             (Formerly Known as Worldwide Dental Distribution Corp.)
                          (A Development Stage Company)

             Notes to Consolidated Financial Statements -- Continued
                               September 30, 1999

NOTE 5 -- Continued

In April of 1999 the Company's Board of Directors authorized that the Company is also authorized to issue 10,000,000 shares of Preferred Stock at $100.00 par value per share. None of that stock has been issued.

In September 1999 the Company issued warrants to sublicensees (see Note 3) which allow sublicensees to purchase common stock of the company at a price of $4.00 per share. A total of 61,531 shares may be purchased via the warrants. The warrants expire three years from the date of issuance.

NOTE 6 -- INCOME TAXES

Income taxes are provided based on earnings reported for financial statement purposes pursuant to the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109).

SFAS 109 uses the asset and liability method to account for income taxes which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities. There was no income tax expenses reported for the period ended September 30, 1999 due to a net operating loss of $71,590.

NOTE 7 -- RELATED PARTY TRANSACTIONS

The Company has various related party transactions involving its Common Stock. There are 60,000 shares of common stock of the Company owned equally by three members of an Advisory Board who had a consulting contract with the Company. This consulting contract has since been terminated. Also, see Note 2 for related party transactions involving notes receivable.

NOTE 8 -- SUBSEQUENT EVENTS

There is one Stock Option Agreement that remained outstanding. On September 25, 1998 the Company entered into a subscription offer for Wirecomm Consulting, LTD to purchase 1,000,000 shares of the Company's $.001 par value common stock at a price of $0.40 per share. As of October 22, 1999 Wirecomm had purchased 212,145 shares under this agreement, 58,125 of which were purchased subsequent September 30, 1999.

                             FULL POWER GROUP, INC.
             (Formerly Known as Worldwide Dental Distribution Corp.)
                          (A Development Stage Company)

             Notes to Consolidated Financial Statements -- Continued
                               September 30, 1999

NOTE 9 -- CONTINGENCIES

The Company has received and is in the process of responding to a subpoena from the Securities and Exchange Commission relating to an investigation of Twenty-First Power, LLC. and certain offers of securities over the Internet. Although the Company does not believe that it has ever offered or sold any of its securities over the Internet there can be no assurance that the Commission will not issue an order prohibiting any further offers or sales of the Company's securities pending the outcome of the investigation.

The Company was named in an administrative proceeding before the Pennsylvania Securities Commission. The Company has filed a Request for Recission of the Order against it. No monetary damages are sought in these proceedings, and in the opinion of management, this lawsuit will not have a material adverse effect on the Company.

NOTE 10 -- GOODWILL

To record the subsidiary in the consolidated financial statements, there was $144,483 of Goodwill recorded on the Balance Sheet. Per management, the good will had no continuing value. Thus, all of the Goodwill was immediately expensed in 1998 and currently has no balance on the financial statements.

NOTE 11 -- GOING CONCERN

As the Company continues to implement its business plan during its development stage, there exists the possibility that present and planned sources of cash flow will not be adequate to support the Company's increased needs with respect to cash and cash flow burdens. In addition, there exists the possibility that present and planned source's of revenue will either not be sufficient enough or be uncollectible to the point that operations may cease to exist. Currently, management is pursuing additional sources of capital infusion, as well as additional sales.

NOTE 12 -- YEAR 2000 COMPLIANCE

The Company has begun taking steps to assure that their computer information systems will be Year 2000 (Y2K) compliant. Due to the correction of areas susceptible to Y2K errors in the Company's operating technology, there is no reason to believe that there will be any substantial problems or material losses resulting from year 2000 difficulties.

                                    PART III

ITEMS 1 AND 2.      INDEX TO AND DESCRIPTION OF EXHIBITS

         The following documents are filed as part of this registration statement:


 Exhibit
   No.      Description of Exhibit
--------    ----------------------
   2.1      Articles of Incorporation of the Company, as amended

   2.2      Bylaws of the Company

   3.1      Specimen certificate for shares of Common Stock of the Company

   3.2      Subscription Agreement between Wirecomm Consulting Ltd. and the
            Company dated September 25, 1998, as amended on August 25, 1999

   3.3 Form of Asset Purchase Agreement by and among the Company and each of Southern California Power Partners, LLP, Capital Electric &
             Light, LLP, San Jose Power and Electric, LLP and Community Electric
             & Power, LLP (omitting certain exhibits setting forth the Articles of Incorporation of the Company filed herewith as Exhibit 2.1, the Bylaws of the Company filed herewith as Exhibit 2.2, the form of the Warrant filed herewith as Exhibit 3.4 and the financial statements of the Company, which the Company undertakes to furnish supplementally to the Commission upon request)

   3.4      Form of Warrant issued by the Company to each of Southern California
             Power Partners, LLP, Capital Electric & Light, LLP, San Jose Power and Electric, LLP and Community Electric & Power, LLP

   6.1 Automated Power Exchange Agreement, dated April 9, 1998, between FPC and Automated Power Exchange, Inc.

   6.2 Energy Service Provider Agreement between San Diego Gas and Electric and FPC dated April 9, 1998

   6.3 Energy Service Provider Agreement between Southern California Edison and FPC dated April 20, 1998

   6.4 Energy Service Agreement between Pacific Gas and Electric Company and FPC dated May 7, 1998

   6.5      Letter of Engagement between FPC and UtiliSource dated March 26,
             1998

   6.6 Promissory Note in the amount of $100,000, dated November 18, 1998, issued by George N. Falsone to the Company

   6.7 Promissory Note in the amount of $75,000, dated June 2, 1999, issued by George N. Falsone to the Company

   6.8 Promissory Note in the amount of $50,000, dated September 8, 1999, issued by George N. Falsone to the Company

                                      -51-



 Exhibit
   No.      Description of Exhibit
--------    ----------------------

   6.9            Promissory Note in the amount of $30,000, dated August 30,
                   1999, issued by Harvey Trifler to the Company

  6.10            Promissory Note in the amount of $9,000, dated September 7,
                   1999, issued by Harvey Trifler to the Company

  6.11            Consulting Agreement between FPC and Dealer Support Group,
                   Inc. dated March 1, 1998

  6.12            Master License Agreement between FPC and Courant Consulting,
                   Inc. dated October 6, 1998

  6.13            Form of Sublicense Agreement between Courant Consulting, Inc.
                   and each of certain Partnerships

  6.14            Line of Credit Agreement between FPC and All Power Corporation dated April 1, 1999 (including Line of Credit Note)

  6.15            Pledge Agreement between FPC and All Power Corporation dated
                   April 1, 1999

     27           Financial Data Schedule



                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  November 17, 1999           FULL POWER GROUP, INC.


                                    By: /s/ George N. Falsone
                                    --------------------------------------------
                                    Name: George N. Falsone
                                    Title: Chief Executive Officer and President


                                      -53-